

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 6, 2007

Mr. Fernando Ramirez Mazarredo
Group Managing Director of Finance
Repsol YPF, S.A.
Paseo de la Castellana
278-280, 28046
Madrid, Spain

> **Re: Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 25, 2007**
> **Response Letter Dated September 28, 2007**
> **File No. 1-10220**

Dear Mr. Mazarredo:

    We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2007

Key Information about Repsol YPF

Risk Factors

Repsol YPF has extensive operations in Argentina, page 4

1.   We note your response to our prior comment number two. Please expand your disclosures related to your Argentine gas export restrictions to more fully describe the extent the restrictions have and will continue to have on your operations in Argentina. Include a discussion of the quantities and percentages of restricted

volumes compared to your contracted volumes. In addition, expand your disclosures to discuss and quantify the claims your customers have made in relation to these restrictions including disclosures regarding the likelihood of these claims continuing to accumulate.

2.   We note your response to our prior comment number three. Please modify your disclosures to more clearly address your conclusions with respect to the likelihood of being fined by the Argentinean government regarding currency dispositions and pricing discrepancies.

Overview of Consolidated Results of Operations

Affiliate Company

Taxes, page 84

3.   We note your response to our prior comment number four. Please expand your document to provide the following:

- Describe the specific nature, circumstances and status of the dispute;

- Explain why the amount accrued has not been disclosed; and,

- Disclose the amount that the relevant taxing authorities are asserting is owed by the company, if known.

Financial Statements

Note 3 – Accounting Policies

Note 3.7(f) – Emission allowances, page F-22

4.   We note your response to our prior comment number six. Please explain why you believe the emission allowances represent indefinite lived intangible assets. It appears these allowances relate to a specific compliance year and as you state, are derecognized once the actual emissions have been officially validated.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish

Mr. Fernando Ramirez Mazarredo
Repsol YPF, S.A.
November 6, 2007
page 3

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief